SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              HEMACARE CORPORATION
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


         California                                95-3280412
   ------------------------          -----------------------------------
   (State of incorporation)          (I.R.S. Employer Identification No.)

     4954 Van Nuys Boulevard
     Sherman Oaks, California                                      91403
----------------------------------------                         ----------
(Address of principal executive offices)                         (Zip Code)

         Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                 Name of each exchange on which
         to be so registered                 each class is to be registered

          Not applicable                          Not applicable
          --------------                          --------------
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form
relates:  N/A   (if applicable)

     Securities to be registered pursuant to Section 12(g) of the Act:

                     Rights to Purchase Preferred Stock
                     ----------------------------------
                             (Title of class)

                          Exhibit Index at Page   8

                                    -1-

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Item 1.	Description of Registrant's Securities to be Registered.

        On February 23, 1998, the Board of Directors of HemaCare Corporation, a California corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, without par value (the "Common Shares"), of the Company. The dividend is payable on March 10, 1998 to the shareholders of record on March 3, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value (the "Preferred Shares"), of the Company, at a price of $5.00 per one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and U.S. Stock Transfer Company, as Rights Agent (the "Rights Agent").

	Until the earlier to occur of:

            (i) the close of business on the tenth day after a public announcement that a person or a group of affiliated or associated persons (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or a subsidiary of the Company or any entity holding Common Shares for or pursuant to the terms of any such plan) (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares;

            (ii) the close of business on tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) after the commencement of, or the first public announcement of an intention of any person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or a subsidiary of the Company or any entity holding Common Shares for or pursuant to any such plan) to commence, a tender or exchange offer the consummation of which would result in the beneficial ownership by such person or group of 15% or more of the then outstanding Common Shares;

            (iii) the close of business on the tenth day after all of the following events have occurred: (A) the Board of Directors designates a specific limitation (the "Ownership Limitation") on the amount of Common Stock which a specified person may beneficially own (which may be more or less than such person actually then owns), (B) the Board determines (x) that the acquisition by such person of an amount of Common Shares exceeding the Ownership Limitation is, or would likely be, intended to cause the Company to repurchase the Common Shares beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the Board determines that the best long- term interests of the Company and its shareholders would not be served by taking such action or entering into such transactions at that time, or (y) that Beneficial Ownership by such Person of an amount of Common Shares exceeding the Ownership Limitation is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company, and (C) the specified person or group obtains or has obtained (either before or after the events described in (A) and (B), above) a number of shares of Common Stock which exceeds the Ownership Limitation (thereby becoming an "Adverse Person"); or

            (iv) with respect to the dates described in (i) and (ii), above, such later date or dates as the Board of Directors may designate; provided, that if a later date or dates are designated, such designation shall be made on or before the earlier of the dates specified in (i) or (ii), above;

            (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached to the Rights Agreement as Exhibit C (the "Summary of Rights") attached thereto.

The Rights Agreement provides that, until the Distribution Date or earlier redemption or expiration of the Rights, (i) the Rights will be transferred with and only with the Common Shares, (ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference, and
(iii) the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, with or without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights as of and after the Distribution Date.

The Rights are not exercisable until the Distribution Date. The Rights will expire on March 10, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the company, in each case as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon Exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event that the Company (i) declares a dividend on the Preferred Shares that is payable in
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Preferred Shares, (ii) subdivides, combines or reclassifies the outstanding
Preferred Shares, (iii) grants to holders of the Preferred Shares certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iv) distributes to holders of the Preferred Shares evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or subscription rights or warrants (other than those referred to above).

In the event that (i) any person becomes an Acquiring Person (unless such person first acquires 15% or more of the outstanding Common Shares through a tender offer which meets all of the following criteria: the tender offer (A) is made in the manner prescribed by Section 14(d) of the Securities Exchange Act of 1934, as amended, and the rules of the Securities and Exchange Commission, (B) is delivered to the Company in a written proposal, (C) is made by a person who both owns 1% or less of the Company's outstanding Common Stock and has not, during the last year, indicated an interest in acquiring control of the Company at any time when it owned more than 1% of the outstanding Common Stock, (D) is for the acquisition of all the Company's outstanding Common Stock and other voting securities for cash, (E) is accompanied by a written opinion of a nationally recognized investment banking firm stating that the price to be paid for each class of outstanding Common Stock or other voting securities is fair to the holders thereof, (F) states that the offeror has obtained written financing commitments from recognized financing sources, and/or has on hand cash or cash equivalents, sufficient to consummate the tender offer, and (G) causes the offeror to be the owner of 80% or more of the Company's outstanding Common Stock and other voting securities); or (ii) a person becomes an Adverse Person, proper provision shall be made so that each holder of a Right (other than Rights beneficially owned by the Acquiring Person or Adverse Person and their respective associates and affiliates, which will thereafter be void), will thereafter have the right to receive, upon exercise thereof, at a price equal to the then current Purchase Price multiplied by the number of one-hundredths of a Preferred Share for which a Right is then exercisable, and in lieu of Preferred Shares, that number of Common Shares having a market value of two times the exercise price of such Right.

In the event that, at any time after a person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold or transferred, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after a person becomes an Acquiring Person, but before any Acquiring Person or Adverse Person acquires 50% or more of the outstanding
                                       -4-
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Common Shares, the Board of Directors of the Company may exchange the Rights
(other than Rights owned by such Acquiring Person or group which have become void), in whole or in part, for Common Stock or Preferred Stock of the Company at an exchange ratio of one Common Share (or 1/100 of a Preferred Share) per Right, subject to adjustment as provided in the Rights Plan.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time before the earlier of (i) the tenth day following the date on which any Acquiring Person (or the Company) announces that such Acquiring Person has obtained 15% or more of the Company's outstanding Common Stock,
(ii) the tenth day fol lowing the date on which any person becomes an Adverse Person, (iii) such later date as the Board of Directors, or any authorized committee of the Board, may designate (if it does so before the time periods specified above have expired), or (iv) the Final Expiration Date, the Board of Directors of the Company may redeem all, but not less than all, of the then outstanding Rights at a price (subject to adjustment) of $.001 per Right, rounded upward for each holder to the nearest whole cent (the "'Redemption Price"), payable in cash or in Common Shares at the discretion of the Board of Directors. The redemption of the Rights may be made effective at such time, on such basis and with such condition as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will automatically terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights. As part of its power to amend the Rights Plan, the Board may, at any time before a person becomes an Acquiring Person or an Adverse Person, lower the threshold for exercisability of the Rights from 15% to not less than the greater of (i)
11% or (ii) any percentage greater than the largest percentage of the out-standing Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons (other than the Company or any of its subsidiaries, any employee benefit plan of the Company or any of its subsidiaries or any entity holding Common Shares for or pursuant to any such plan). From and after such time as any person becomes an Acquiring Person or an Adverse Person, however, no amendment may be made which would adversely affect the interests of the holders of the Rights
(other than an Acquiring or Adverse Person or their affiliates or associates).

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not
                                    -5-
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be taxable to the Company's shareholders or to the Company itself, the share-
holders may, depending on the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock of the Company or for common stock of the acquiring company, as set forth above.

One Right will be distributed on March 10, 1998 to shareholders of the Company for each Common Share owned of record by them on March 3, 1998. Until the Distribution Date, the Company will issue one Right with each Common Share that shall become outstanding so that all Common Shares will have attached Rights. As of March 3, 1998, there were 7,190,710 Common Shares issued and outstanding. Also as of March 3, 1998, there were 1,290,800 Common Shares reserved for issuance in connection with, management incentive plans and prior acquisitions.

The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company, and under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that a person or group has become an Acquiring Person, since prior to that time the Rights may be redeemed by the Company at $.001 per Right.

The present distribution of the Rights is not taxable to the Company or its shareholders. The Rights are not dilutive and will not affect reported earnings per share. The Company will receive no proceeds from the issuance of the Rights as a dividend.

Item 2.      Exhibits.

Exhibit No.	Description
-----------     ------------
1		Rights Agreement dated as of March 3, 1998 between HemaCare
                Corporation and U.S. Stock Transfer Corporation, as Rights
                Agent. The Rights Agreement includes as Exhibit A the
                Certificate of Determination of Series A Junior Participating
                Preferred Shares, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Rights to Purchase Common
                Shares.

                                       -6-
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                                     Signature

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated:  March 10, 1998             HEMACARE CORPORATION



                                  By: /s/ Hal I. Lieberman
                                      ------------------------------
                                       Hal I. Lieberman, President
                                       and Chief Executive Officer

                                    -7-
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                             INDEX TO EXHIBITS

Exhibit No.     Description                                        Page No.
-----------     -----------------------------------------------   ----------
      1         Rights Agreement dated as of March 3, 1998 be-    Filed herewith electronically
                tween HemaCare Corporation and U.S. Stock
                Transfer Corporation, as Rights Agent. The
                Rights Agreement includes as Exhibit A the
                Certificate of Determination of Series A
                Junior Particpating Preferred Shares, as
                Exhibit B the form of Right Certificate, and
                as Exhibit C, the Summary of Rights to
                Purchase Common shares.

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